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November 3, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Newberry

Re:	Viveon Health Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 20, 2022
File No. 333-266123

Dear Mr. Newberry:

On behalf of our client, Viveon Health Acquisition Corp. (the “Company”), we submit to the staff of Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 3, 2022 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amendment No.1”).

The Company has filed via EDGAR Amendment No. 2 to the Initial Filing (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Suneva Medical, Inc. (“Suneva”) or matters arising from Suneva’s participation in the preparation of Amendment No. 2, are based on our discussions with and information received from Suneva or its counsel, Silvestre Law Firm, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed September 20, 2022

Our Market Opportunity, page 186

1.	We note your response to comment 29 and reissue. Please revise your statement on page 187 to provide the basis for your belief that you have a leadership position in the market. Additionally, please place your disclosure concerning your market opportunity in appropriate context with reference to your current market share.

Response: We have removed such reference to our leadership position in the market. Additionally, have disclosed throughout the Amendment, that we may be competing with companies having substantially greater assets and market share.

2.	We note your response to comment 30 and reissue. Please revise to provide the title of the FDA guidance for manufacturers of cell-based products and remove the statement that the FDA may begin to proactively issue regulatory guidance on approval pathways for manufacturers of regenerative medicines and therapies as such disclosure is speculative.

Response: We have removed the reference to the FDA Guidance in the Amendment. We additionally added disclosure regarding the 510(k)-process related to PRP preparation systems.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Suneva

Overview, page 214

3.	We note your response to comment 33 and reissue. Make clear here and throughout your filing the extent to which you have been involved in the development and regulatory approval of the products you sell as distinct from the activities of third parties. Though we note your revisions stating you are not currently developing new products, your revised disclosure does not clearly address whether and how you have been involved in the development and approval of the products you sell.

Response: We have amended the disclosure throughout the Amendment to reflect that for most of our products, we acquired the rights to market and distribute and for only one product (Bellafill), we have developed and obtained regulatory approvals for.

General

4.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: To the best of our knowledge, neither our Sponsor, nor any of its members, nor anyone associated with us is, or is controlled by, or has substantial ties with, a non-U.S. person, nor is anyone or entity associated with us in the transaction controlled by, or has substantial ties with a non-U.S. person.

Suneva has also advised that to the best of its knowledge, no one or entity associated with Suneva and involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.

Although neither we, nor Suneva, are aware of any such ties with a non-U.S. person, we have included a risk factor that addresses this risk.

Please do not hesitate to contact Tahra Wright at (212) 407-4122 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Jagi Gill
Rom Papadopoulos